Exhibit 99.1

Stevanato Group S.p.A.

"Fourth Quarter and Full Year 2025 Financial Results Conference Call"

Wednesday, March 04, 2026, 14:30 CET

Moderators:	Franco Stevanato, Chairman & Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Chief Communication Officer

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato Group Fourth Quarter and Full Year 2025 Financial Results Conference Call. As a reminder, all participants are in listen-only mode and after the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Chief Communication Officer. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. With me today is Franco Stevanato, Chairman and Chief Executive Officer and Marco Dal Lago, Chief Financial Officer.

You can find presentation to accompany today's results on the Investor Relations page of our website, which can be located under the Financial Results tab. As a reminder, some statements being made today will be forward-looking in nature and are only predictions. Actual events and results may differ materially as a result of the risks we face, including those discussed in item 3D, entitled Risk Factors, in the company's most recent annual report on Form 20-F, filed with the Securities and Exchange Commission. Please read our 'safe harbor' statement included in the front of the presentation and in today's press release.

The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances except as required by law.

Today's presentation may contain non-GAAP financial information. Management uses this information in its internal analyses and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of these non-GAAP measures, please see the company's most recent earnings press release.

And with that, I will now hand the call over to Franco Stevanato.

Franco Stevanato:

Thank you, Lisa, and thanks for joining us. Today, we will review our 2025 performance, address current market dynamics, discuss our fourth quarter results and provide 2026 guidance. We finished fiscal 2025 with another solid quarter that led to positive full year performance and positive momentum as we start 2026.

For the fiscal 2025, total company revenue increased by 9% at constant currency rates and 7% on a reported basis compared with 2024. This growth was consistent with our expectations and reflects the execution of our strategic priorities throughout 2025. The Biopharmaceutical and Diagnostic Solutions (BDS) segment delivered another solid year with double-digit top line growth for fiscal 2025. This offset the expected revenue decline from the Engineering segment.

Revenue growth in the BDS segment was driven primarily by strong market demand for high-value solutions, which increased 29% in fiscal 2025, and represented 46% of the total company revenue for the year. The strong performance in high value solutions was also the main driver for margin expansion in the year with gross profit margin rising by 160 basis points compared to 2024. These results demonstrate the company's ability to execute against our strategic priorities and to grow our innovative premium offerings positioning the business for sustained success in the evolving market environment.

At the same time, as we continue to move up the value chain, we are pivoting away from certain non-high-value product categories that we consider not aligned with our strategy, and we may consider additional action in the future. Since our IPO in 2021, we remain committed to meeting customer demand for high value solutions, which meant investing in key projects in Fishers, Indiana and Latina, Italy to expand capacity for high value syringes.

In 2025, the Nexa syringe was our fastest-growing product driven primarily by growth from GLP1s. This should come as no surprise as the syringe is by far the most prevalent format for GLP1s in United States today. There's no doubt that we've been successful in winning our fair share of the GLP1 market. This success is rooted in our long history of being a trusted partner to customers.

Our global footprint which provides supply chain security, and the quality of our products, which have a characteristic that resonate with our customers. For example, our Nexa platform features high mechanical resistance. It can be produced at scale, and it is ideally suited for an auto-injector.

In fiscal 2025, our revenue from GLP1s accounted for approximately 19% to 20% of total company revenue, growing more than 50% compared with 2024. We currently expect that the GLP1s will serve as a meaningful tailwind as patient demand continues to grow in the years to come.

With the launch of the Wegovy pill, patients now have more options for GLP treatments. The general consensus among industry experts and our customers is that injectables are expected to be the preferred format for treatments like obesity, while oral GLPs will enable market expansion and support patients with specific needs.

We also anticipate the market for GLP1s will continue to evolve over the next decade, primarily driven by the different commercial and supply chain strategies among the originators, biosimilar launches, the expected expansion of treatment indications and the next-generation incretins still in clinical phases.

We are already seeing some of these dynamics play out in the market today. As we noted on prior calls, recent demand for cartridges has outpaced our prior expectations, and we are expanding our capacity to satisfy demand.

We see this trend aligned with the introduction of new pen injector formats with various treatment plans as well as the expected growth of biosimilars, especially in APAC.

We currently expect that we will continue to benefit from GLPs in the future. We also believe that the market will continue to evolve and mature. We see a pipeline of opportunities where we are well positioned with deep expertise, a global footprint and a comprehensive portfolio of products from primary packaging to our platform drug delivery devices. While GLPs represented the largest top line growth contributor in 2025, we continue to increase our participation in other injectable biologics with our premium best-in-class high-value product portfolio.

In fiscal 2025, we realized a 40% increase in the number of customers ordering premiums syringes, both Alba and Nexa platforms for biologic applications that were unrelated to GLP1s. These new customer projects are expected to play an important role in the future growth. We continue to expand our participation in the broader set of biological applications with new customer programs, unlocking incremental value and setting the path for sustainable growth in the coming decade. As a result, in fiscal 2025, biologics represented 41%, of BDS revenues up from 34% in 2024.

Turn, to the next slide for an update on our strategic growth investments. In Latina, the past year was dedicated to the installation and production of syringe capacity and customer validations, all of which will continue in 2026. The next phase in Latina is devoted to increasing capacity for EZ-fill cartridges to meet rising global demand.

Turning to Fishers. Throughout 2025, the teams were focused on core activities, including the ongoing line installations. In parallel, customer validations and audits continue and in 2025 we doubled the number of customers that are now validated in features. Looking ahead, line installations and customer validation activities are expected to continue all year.

We continue to advance the build-out for contract manufacturing activities in support of a couple of large device programs for a key US customer. The build-out is going well. Nearly all of the injection molding machines are installed, and we started producing components for qualification activities. The first phase of the new clean room is completed. We still expect the commercial activities to begin at the end of 2026 or early 2027 for the first device program.

Please turn to the next slide for a status update on the Engineering segment. Over the past 12 months, we've made meaningful progress advancing our optimization efforts and improving execution. In 2025, we right sized operations, streamlined processes, and increased standardization across the delivery teams. We reinforced our project management office, driving improvements in project planning, process harmonization, contract management and customer engagement.

We also consolidated offices in Denmark, moved the visual inspection activities to Italy and acquired a new location in Bologna to access strong technical talent. These actions have contributed to double-digit growth in site acceptance rates, an important KPI.

Nevertheless, our 2026 guidance assumes a revenue decrease from the Engineering segment due to lower order intake in the prior months. While our efforts in 2025 were focused on execution we recently stepped up our sales and marketing efforts, which has led to a more robust opportunity pipeline.

Converting opportunities into new firm orders has been slower than we anticipated. But our pipeline is especially strong in pharmaceutical visual inspection, underpinned by innovation and superior technology. All-in-all, getting the business back to historical performance is taking longer than we expected and we're working to best position the segment for long-term success.

In summary, 2025 was a successful year, characterized by robust top line growth, a favorable mix and ongoing margin expansion. Double-digit growth in our BDS segment more than offset the expected revenue reduction in engineering and enabled us to navigate the favorable effects from foreign currency.

High-value solutions were the primary driver of revenue growth and margin expansion, reflecting our ability to scale our main investments and perform in full alignment with the strategic direction set at the time of our IPO. We expect that GLPs will remain an important tailwind, having anchored our position as a market leader in high-value products.

Importantly, our diverse product set enable us to achieve strategic position beyond GLPs, allowing us to participate in the broader global market for injectable biologics and biosimilars. Looking ahead, we will continue to execute our strategic priorities, including aligning growth investments with customer demand trends. I will hand the call over to Marco.

Marco Dal Lago:

Thanks, Franco. Before I begin, I want to clarify that all comparisons refer to year-over-year changes unless otherwise specified.

Starting on Page 10. We ended fiscal 2025 with positive financial results for the fourth quarter. Total company revenue grew 7% at constant currency and 5% on a reported basis to €346.5 million for the fourth quarter of 2025. Foreign currency translation was a headwind throughout fiscal 2025 with a higher impact in the second half of 2025 due to a weaker US dollar.

Our BDS segment delivered another solid fourth quarter with revenue increasing 13% at the constant currency and 10% on a reported basis. This offset the expected 23% revenue decline in the Engineering segment.

For the fourth quarter of 2025, revenue from high-value solutions grew 31% to €171 million, and represented approximately 49% of total company revenue in the quarter. The strong performance was driven by continued growth in our premium performance Nexa syringes and, to a lesser extent, EZ-fill cartridges.

For the fourth quarter of 2025, gross profit margin increased 120 basis points to 30.9%. This was mostly driven by 3 factors. First, a favorable mix of high-value solutions. Second, the year-over-year improvements in Latina and Fishers as we scale production in our new facilities. But together, they remain dilutive to the corporate margin. And third, the improved market landscape for vials which led to higher vial production and better utilization. This was partially offset by tariffs and the unfavorable effects of foreign currency.

For the fourth quarter of 2025, operating profit margin was 20.2%. As a result, net profit totaled €47.6 million and diluted earnings per share were €0.17. On an adjusted basis, net profit was €49.8 million and adjusted diluted EPS were €0.18 for the fourth quarter of 2025. Adjusted EBITDA increased 7% to €97.7 million, and adjusted EBITDA margin increased 70 basis points to 28.2%.

Let's review segment results on Page 11. The BDS segment finished strong with double-digit growth in the fourth quarter. Revenue grew 13% at the constant currency and 10% on a reported basis to €307.1 million. Segment growth was led by a 31% revenue increase from high-value solutions to €171 million, which accounted for 56% of segment revenue. This offset the 9% revenue reduction in other containment and delivery solutions as we prioritize the production of premium products.

For the fourth quarter of 2025, gross profit margin for the BDS segment improved 50 basis points to 31.6% led by a favorable mix, operational gains in our new facilities as we scale commercial production and an improved vial market. These positive trends were offset by the unfavorable impact of tariffs and foreign currency translation. This resulted in an operating profit margin of 23.8% which improved 50 basis points in the fourth quarter of 2025.

The BDS segment continues to perform well, reflecting the successful execution of our strategic priorities and a strong position to capitalize on future opportunities.

For the fourth quarter of 2025, revenue from the Engineering segment decreased 23% to €39.4 million due to lower revenue in glass conversion and assembly, offsetting growth in pharmaceutical visual inspection. For the fourth quarter of 2025, segment gross profit margin decreased to 15.8%. And as a result, operating profit margin was 9.1%. Ongoing efforts under our business optimization plan have yielded improvements in execution and meaningful operational progress. However, the unfavorable portfolio mix coupled with low order intake continues to put pressure on margins. The team has been very focused on securing new orders, which will help refresh and reposition the portfolio for long-term success.

Please turn to the next slide for a review of balance sheet and cash flow items. We ended the year with cash and cash equivalents of €130.6 million and net debt of €337.7 million. With our current cash on hand, cash generated from operations, available credit lines and our ability to access additional financing, we believe we have available liquidity to fund our strategic and operational priorities over the next 12 months.

For the full year 2025, capital expenditures totaled €294.9 million, of which approximately 89% were deployed for growth projects to support customer demand. These investments are related to capacity expansion for high-value solutions and supporting future DDS commercial activities.

For the full year 2025, cash from operating activities totaled €286.1 million. Cash used in the purchase of property, plant, equipment and intangible assets was €275.1 million. The combination of increased cash flow from operations and lower CAPEX helped drive a significant year-over-year improvement in free cash flow, and we exited fiscal 2025 with positive free cash flow of €18.4 million for the full year.

Lastly, turn to the next slide, we are establishing 2026 guidance. We expect revenue in the range of €1.260 billion to €1.290 billion. On a constant currency basis, revenue will range between €1.278 and €1.308 billion. Adjusted EBITDA in the range of €331.8 million to €346.9 million, and adjusted diluted EPS in the range of €0.59 to €0.63.

Our 2026 guidance considers headwinds and tailwinds, and we have assumed the following factors. Revenue will be stronger in the second half of 2022 compared with the first half. The effects from foreign currency translation are expected to be a headwind of approximately €18 million for fiscal 2026 with an impact of approximately €10 million in Q1.

As a result, in the first quarter, we expect mid-single-digit revenue growth on a reported basis compared to last year, based on the midpoint of our guide. For the full year, the BDS segment is expected to grow on a reported basis, high single to low double-digits and double-digits on a constant currency rate.

Engineering is expected to decline by mid-single-digits to low-double-digits. For fiscal 2026 high-value solutions are expected to range between 47% to 48% of total company revenue. And in 2026, we are assuming a tax rate of approximately 26.8%.

And finally, capital expenditures and free cash flow. We have assumed CAPEX in the range of €270 million to €290 million before customer contributions and prepayments. Net of contributions and prepayments CAPEX is expected to range between €240 million and €260 million. Regarding free cash flow in 2026 we are modeling breakeven to positive free cash flow of approximately €20 million.

I will hand the call back to Franco.

Franco Stevanato:

Thank you, Marco. In closing, we remain focused on executing our key priorities supported by strong business fundamentals. We operate in attractive growing end markets with favorable secular tailwinds.

Innovation across the industry continues to advance patient care, and we remain mission-critical to the delivery of biologics supporting new therapeutic areas, expanding global access to treatments, and improving standards of care.

Demand for innovative drug products remains strong. There are more than 9,000 injectable assets in the global drug pipeline undergoing clinical evaluation or being registered and more than 60% are biologics. We believe we are well positioned to serve this demand through our integrated value proposition, differentiated portfolio and long-standing commitment to science and technology-driven innovation.

Biologics, our fastest growing segment is expected to remain a key driver of top line growth and margin expansion as we continue to move up the value chain. At the same time, we're making meaningful operational progress, and we expect to increasingly benefit from new capacity coming online, productivity gains, and improvements within our Engineering segment. Together, we expect that these efforts will position us to deliver long-term sustainable growth and shareholder value.

Operator, we are ready for questions.

Q&A

Operator:

Thank you. This is the Chorus Call conference operator. We will now begin the question-and-answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone, to remove yourself from the question queue, please press "*" and "2." Please pick up the receiver when asking questions. Anyone who has a question may press "*" and "1" at this time. We kindly ask you to limit to one question and one follow-up only and join the queue again for any further questions. We will pause for a moment as participants are joining the queue. First question is from Michael Ryskin, Bank of America.

Michael Ryskin:

Great. Thanks for taking the questions and congrats on the strong end of the year. I want to start on sort of parsing out your guide for 2026. I appreciate you provided a lot of color in the deck and in your prepared remarks. I'm curious if you would comment on your expectations for GLP1s in 2026. I think you said for 2025, it was up to 19% to 20% of revenues and grew 50% year-over-year. So at the midpoint of your guide for 2026, what is your assumption for GLP1 growth next year? And I have a follow-up. Thanks.

Franco Stevanato:

Thank you, Franco speaking. Revenue from the GLP1s accounted in 2025, of approximately between 19% to 20% and we have delivered our growth in 2025 compared to the '24 about 50%. If you do an estimation and look at our outlook of 2026, we think that it will be growth in the range of mid-teens.

Michael Ryskin:

Okay. Mid-teens. Okay. That's great. Thanks. And then a follow-up on the Engineering segment. I mean, on the one hand, encouraging, it sounds like you're making a lot of progress in terms of the operational plan, the optimization moving to the facilities around rightsizing operations. All of that is encouraging, but then the guide for Engineering for 2026 and the color on low order intake that's a disappointing update. So on the order intake side, we just love to…this is engineering specific, I would just love to get a better sense of what you think is behind that. Is that some weakness in the market? Is it you know as simple as you guys were so focused on getting the operational things right, that you missed a few opportunities? Just get a sense of why that suddenly turned bad in the second half of 2025, and how quickly can you regain the momentum on the commercial side of things? Thanks.

Franco Stevanato:

So first of all, the pharmaceutical market, in particular, biologics, is also robust in terms of demand for new machines, for inspection machines, assembly technology is very robust today. Most of the biologic market it will move to injection and when there is also self-administration and it's going to require a new inspection machine. So today, the order intake and the pipeline that we have in the engineering is healthy, is rich what is the big nice KPI is the fact that there are repetitive orders with our historical big clients.

So what was the pain point is the fact that the sales cycle because of technicality of these lines is taking a little bit longer than was expected, translating what instead to maybe receiving the order, the confirmation of the order in January/February can be easily postponed a few months. This is going to…the reason why we took a more prudent approach.

Another important element that we like to underline, in 2025, the big focus of the Engineering division we need to make a strong operational progress in terms of management and execution and the good KPI that we can translate to share with you is the number of site acceptance tests that increased double digits compared to 2024. This is extremely important. At the end of the day, the company in 2025 focused our attention to execute, and deliver these lines. Now we are entering the new waves to new orders…repetitive orders with our clients. This is to take a little bit more months than what are our expectations. But the outlook in the medium term is strong also in the Engineering division.

Mike Ryskin:	Thanks so much. Appreciate the color.

Operator:	Next question is from Patrick Donnelly, Citi.

Patrick Donnelly:

Thank you, guys for taking the questions. Maybe one on the high-value solutions side. It seems like you guys are guiding 47%, 48% of revenue for that segment. Can you just talk about where we are on kind of the utilization capacity side? I know you guys are ramping, Fishers, you're ramping Latina in terms of utilization. Are you still capacity constrained with the high-value side? Yes, just wondering where we are on the capacity side versus the demand. Are there areas where demand is outpacing capacity? Would be helpful just to talk through that piece.

Franco Stevanato:

So capacity in Stevanato Group, in particular for pre-filled syringes through the format of Nexa syringes, Alba syringes, and cartridges ready to fill is play a role. In 2025, practically we run approximately in full capacity in Stevanato Group, and also this is translated in the ramping up that we are doing in Latina, in particular with good success, the ramp-up that we are doing in Fishers. So also in 2026, we will follow this nice positive momentum where the demand is robust practically in all our high-value products, but the capacity had played a role in 2025. It will play a role also in 2026 for Stevanato Group.

Patrick Donnelly:

Okay, no, that's helpful. And then, maybe one for Marco, just on the margin expansion here. Again, obviously the mix helps to a degree with some of the high value stuff that was helpful here with GLP1 growth. Can you just talk about, you know, the moving pieces on the margins? You know, the right way to think about the path forward here as high value becomes a bigger and bigger piece of the pie. And then, I guess, flowing that into just the cash flow piece, you know, how you continue to drive an inflection there. It seems like a little bit positive this year. Thank you, guys.

Lisa Miles:	Patrick, just to clarify, I think you're asking about 2026 or are you asking about 2025?

Patrick Donnelly:	Yes. 2026 margin expansion and just the drivers of cash flow into 2026 as well.

Marco Dal Lago:

Yes. Thanks for the question. So overall, Stevanato Group level, we are assuming our guidance, as mentioned, the center point of the guidance, 7.5% revenue growth and 8.3% on a constant currency basis.

About margin, we see margin expansion from 0 to 30 basis points on a consolidated level. Operating profit margin expanded 50 basis points at the center point of our guidance and adjusted EBITDA margin expanding for approximately 150 basis points. Gross profit margin, we can put together some headwinds and tailwinds. On the headwind side, for sure we can mention higher depreciation compared with 2025. We expect approximately 150 to 170 basis points more in depreciation on industrial business.

We have currency headwind embedded in our guidance. And on the positive side instead, we have ramp up the 2 new facilities where we can see quarter-after-quarter the financial performance is improving, both in Latina and Fishers, so we are on the right track there to keep on expanding profitability.

I touched briefly also Engineering. Franco already mentioned the market and revenue guidance. What I can tell you that we anticipate better margin in 2026 compared to 2025, mainly driven by the project mix. We are targeting more repetitive contracts with the repetitive customers, so not really customized lines as we did in the past. And also, we leverage the optimization plan we executed in 2024 and 2025, so we are…this is embedded in our model and in our guidance for 2026.

Patrick Donnelly:	Great. Thank you.

Operator:	Next question is from Doug Schenkel, Wolfe Research.

Doug Schenkel:

Good day, everybody and thank you for taking the questions. I have 3. I'll just throw them out there and then listen to your answers. So one, is there any change in how you are thinking about the long-term growth outlook for GLP1s for your business?

Two, more near term, how strong is your visibility on demand pursuant to the assumption you embedded into guidance for GLPs, which I think is high teens growth in 2026?

And then third, thinking about Lilly's multi-dose KwikPen format, how do the economics differ between formats for Stevanato and, you know, really getting at vials versus cartridges? Thank you.

Franco Stevanato:

What is related to the GLP1 in 2026, practically we are just executing the forecast that we share with our clients today, and then already…everything is embedded in our guidance that we are sharing with you. Today we have already all the programs that was clear with our…clear with our clients.

For what is beyond 2026, it's a little bit too early to make any type of plan because there are a lot of moving pieces in the GLP1s. We see the big originator that are moving between…also the pen, the auto-injector. They're launching also cartridges, new requirement, thanks to their fixed-dose pen. And also, we see a lot of biosimilar in the market that are continues to be very, very active to put capacity both for syringes, for cartridges, also for the devices. So the GLP1 in the next decade, it will continue to be a powerful tailwind for Stevanato, for all the industry. But it's a little bit too early to understand what will be the final configuration between originator, biosimilar, pen versus auto-injector.

Lisa Miles:	I think that answer covers all of your questions, Doug, just to confirm.

Doug Schenkel:	Yes. I think the only thing, Lisa, was just the economics of the different formats.

Lisa Miles:	In terms of syringes, cartridges, vials, so on and so forth.

Franco Stevanato:

Most of the GLP1 products are under syringe Nexa, that is an high-value product, or cartridges ready-to-fill, that is also an high-value product. We have in biosimilars a lot of requirement through our Alina pen, that is an high-value product. This is practically the same. The tendency is to answer to you that GLP1 is going to be in a configuration of high-value product because of high EZ-fill or through Alina for Stevanato Group.

Doug Schenkel:	Okay. Thank you again. Have a great day.

Operator:	Next question is from Dave Windley, Jefferies.

Dave Windley:

Hi. Thanks. I just wanted to clarify definitionally, when you are talking about GLP1s, are you including the full gamut of mechanisms that are kind of pursuing obesity, so GLP1, GIP, glucagon, you know, non-incretin glucagon? Are we kind of generally bucketing all of that together for definitional purposes? Thanks.

Franco Stevanato:	Correct. I confirm.

Dave Windley:

And then as you think about, I think you talked about Nexa syringe being the strongest driver of growth in 2025. Franco, you just commented to Doug's question about the kind of 27 and beyond outlook being a little less clear because of the transition. I guess in 2026, on that guidance that you're giving for this GLP1 or obesity category, is that still driven by Nexa syringe, or do you see that? You mentioned in the prepared remarks some uptake in capacity and cartridge in your next phases of capacity. Is cartridge kind of overtaking the growth lead as we move into 2026 and beyond?

Franco Stevanato:

In 2026, Nexa syringes will continue to play an important role in the GLP1s, David. Beyond 2026, it's also true that we are building a lot of capacity on the cartridges ready-to-fill, still minor compared to syringe in Nexa. But we are starting also to see that the customer originator and also biosimilar, they are starting to put this new capacity not only on syringes, but also for cartridges in the next years to come beyond 2026.

Dave Windley:

Thanks and if I could just sneak in a follow-up on the margin question. Would you be able to size, maybe this is a Marco question, but size the tariff and FX headwinds to margin so we kind of understand what the gross improvement was from the mix shift to HVS, but offset by tariffs and FX, please?

Marco Dal Lago:

Yes, sure. We mentioned the top line, about €18 million currency headwind, assuming our model, 1.20 euro/dollar exchange rate that, you know, in the very last days, there was volatility, but this is what we have in our model. You can assume about 30% of that is impacting margins for 2026.

About tariffs, we've been able to have a good dialogue with our customers, mainly predominantly transferring the effect of tariffs to customers. In 2025, we had about €4 million headwinds, but it was mainly related to supply chain and the time to transfer the different scenario. So we are assuming limited impact from tariffs in 2026.

Dave Windley:	Okay, that's great. Thank you.

Franco Stevanato:	You're welcome.

Operator:	Next question is from Paul Knight, KeyBanc.

Paul Knght:

Hi, Franco. After the 50% growth in GLP1s last year, your mid upper teens guide on 2026 seems a bit conservative. Is it because Fishers is just ramping or what's behind this guide on GLP1s for this year?

Franco Stevanato:

No, I think it's coherent because of the pharmaceutical industry, in particular all the originators, they launch the product on the market in 2025. There was a massive preparation of the supply chain. Now, to have a mid-teens growth in this…in this category of drugs is still a very important. I think it is a realistic number, Paul. We have to split a little bit when there is a take-off of the product, when starting the product has to really go commercial. So this is what we see through our originator and also through our biosimilar clients.

Lisa Miles:	Paul, perhaps it's best to think about it as an initial surge followed by a period of normalization where growth slows a bit.

Paul Knight:

Yes, and then you had mentioned earlier a 40% increase in customers using high-value product. What's driving that? Is it share gain? Is it Annex 1 regulations? Is it recent approvals that have been the right ones for you? What's behind that 40% customer gain?

Franco Stevanato:

On the non-GLP1 biologic, you mean, Paul? Yes. Paul, this is our most important KPI in Stevanato Group. So the strategy that we're building since the day of the IPO in Stevanato Group is to become the partner of the pharmaceutical industry, and everything that is around biologics, where the good news that more than 60% of biologic, it will be through injection, through a certain indication for devices. This has to become our big #1 strategy, and this is exactly what we are executing. Today, we are deeply engaging on Nexa syringes program. We are deeply engaged on Alba programs. Syringes can move from 1 ml to 2.25 ml to 3 ml to 5 ml. Cartridges, it's the same format because both cartridges and syringes are going to be insert on pen or on auto-injectors.

Also we are heavily investing in capacity for device space to our Alina clean room that we're building up in Germany, and also for other selective program of CMO in Germany. Also, we have a big contract with an American client in Fishers. So everything is going to summarize that where there is an injection, Stevanato wants to be in. In the real future, in the next 1, 2, 3, 4, 5 years are the incremental value that we'll be able to generate spread through several tens of hundreds of programs worldwide through biologic and biosimilar. Mostly United States, in Europe, and also Far East is growing rapidly. This is the big long-term strategy of Stevanato.

Paul Knight:	Thank you.

Operator:	Next question is from Kallum Titchmarsh, Morgan Stanley.

Kallum Titchmarsh:

Hey guys, thanks for taking the questions. If beyond GLP1, I'd love to get a better sense of what you're seeing across the biologic category today? You know, I realize there's a lot of GLP focus just given the relative growth profile, but curious how other biologic categories have been performing? How customer discussions have been trending, you know, any positives, any pressure points, and then what's just being assumed from these categories in the guide for 2026? Thank you.

Franco Stevanato:

So the category are practically monoclonal antibody. We have a wide range of biosimilar spread in the different region of the world. We are focused on immunology, inflammatory, rare diseases, all products that are going to require an injection or self medication. So there is a combination for Stevanato over Nexa syringes, cartridges ready-to-fill with a pen or auto-injector.

Kallum Titchmarsh:

Would be great. Give me your latest thoughts as well on US onshoring, obviously Fishers should be well positioned for that. Any early discussions or insights you could share with us to just better understand the timelines for benefits here and when we could expect something to appear in the P&L?

Franco Stevanato:	[indiscernible] you mean?

Kallum Titchmarsh:	That's right.

Franco Stevanato:

Yes. Today, in the plants of Fishers is play an important role. When we decide in 2020, and we started to develop these plants in 2021, it was really the purpose to be the campus that was going to mirror exactly the same capability that we have in Europe, in particular for EZ-fill technology. So with a different range of syringes or vials, ready-to-fill also for devices. Today, what we see that many clients, they are readdressing their supply chain in United States, and the fact that we are present in Fishers with this wide capability is play a role. Translating what, we can really accelerate additional opportunity for customers who want the US supply chain.

Operator:	Next question is from Larry Solow, CJS Securities.

Larry Solow:

Great. Good afternoon. I guess just lots of information, GLPs and all that. I really appreciate it. I guess from your seat today, won't hold you to this, but as we look out over the next 5 years, do you think the GLPs in summary will, you know, in aggregate, will still be driving 10% plus growth to Stevanato on a top-line basis? What's your confidence level on that?

Franco Stevanato:

So, we I think it will be continue to benefit on the GLP1 in the future like a tailwind. So the good news of the GLP1s is this. This are information that we share constantly with our clients. We see quarters-after-quarters that the number of patients are going to increase and then enlarge. So this is the good news. So from the moment that they launch, we see also all our clients, that they see more upside than downside in number of new customers. More and more what we see, that there are new opportunities for Stevanato on Nexa syringes, new opportunity for cartridges ready-to-fill and also for our device spaces. So I can see that it will be a long-term tailwind for Stevanato that will help to further boost our biologics revenue. I don't know if after 5 years it will continue to be in double-digit because in parallel, Stevanato is also rapidly growing in other therapies that is so-called biologic, and these are all high-value products like Alba syringes, our pen like Alina or high format on cartridges.

Larry Solow:

That's all fair. What about just the RTU vials? You mentioned 2025 obviously had a nice rebound. 2023-2024 were down years. What…can you give us a little more, you know, granularity on sort of how the year finished up and your outlook for 2026 in that market?

Marco Dal Lago:

Yes, Marco speaking. As forecasted, let's say we went up about 6% in 2025. Predominantly, we grew in sterilized configuration, and this is where we see more traction also for 2026, where we expect a mid to high single-digit growth, predominantly driven by sterilized configuration. Another data point, orders intake in 2025 was double-digit higher than in 2024. So we see the recovery is not a sharp increase, but we see steadily increase in vials demand.

Larry Solow:

Got it. And then if I could just squeeze one more in, just Latina, Fishers, the trajectory of profitability, where do we kind of stand, I know, Latina is a little bit ahead and Fishers is larger, where do we stand, and when do we kind of hit, you know, full runway profitability? When do you think, we can start closing in on that? Thanks.

Marco Dal Lago:

We are going to the right direction. We see quarter-after-quarter better financial performances. Inside the operational performance, we are growing quantities and better leveraging our fixed expenses. We are very well-positioned in Latina, where we are getting close to our average gross profit margin. Fishers, we are a little bit behind, but we see steady improvement also in Fishers. There's a difference, as mentioned many times, between the 2 plants. Latina is a smaller plant it's a brownfield and we ramp up more rapidly than in Fishers, Fishers is a more complex plant, with different types of products, syringes, vials, EZ-fill vials, the drug delivery system. So we are progressing, we are improving, going to the right direction, but it will take longer compared with Latina.

Today, the gross profit margin is positive on the combination of 2 plants, still dilutive compared with the average of the company and the average of the segment.

Franco Stevanato:

If I can give a sort of business angle, in Latina, we have continued installation of a line for high-speed line for syringes Nexa, and we are continuing to perform validation to our regional customers, international customers. And this year, we're going to install the first high-speed line for cartridges ready-to-fill. But the goal is to do the validations this year to start to do commercial revenue at the beginning of 2027.

And in Fishers we continuously to do perform audits with our big international clients in order to become particular domestic United States. In fact, the…we have doubled the number of audits and validations in 2025. Important milestone that we are advancing with the build-out of this big department in production that still is expected to produce auto-injectors for a one big US client at the end of this year.

Larry Solow:	Great. I appreciate all that color. Thank you, guys.

Operator:	Next question is from Matt Larew, William Blair.

Matt Larew:	Hi. Thanks for taking my questions. The first is starting on GLPs. [inaudible].

Lisa Miles:	Matt, I'm sorry. We cannot hear you at all. Can you speak up a little bit?

Matt Larew:	Sure. Can you hear me now?

Lisa Miles:	A little bit better. Go ahead.

Matt Larew:

Better. Okay. Thank you. So you've historically said that you expect orals to be about 30% or 1/3rd of the market, and, I would say investor expectations on that metric have moved quite a bit since the oral Wegovy launch. So you've addressed GLP growth for next year and referenced for the next couple of years, but how do you feel about that metric? And I guess in discussions with your customers, how are they viewing that metric?

Franco Stevanato:

Yes. So for sure, this is…we are putting a lot of attention on this evolution of the pills, and we have a lot of point of contact with our clients, both the originator and the biosimilar. We look at what the key opinion leaders are sharing, our peers, our customers also. I know that all the banks are very well prepared on this. At the end of the day, we are going to confirm that the share between injection spread between cartridges or syringes, which represent the majority in the range of 70%, and oral to be the minority in the range of 30%. Now what also we see, like I was mentioning to all of you before, we see, this is information that we receive from the market, the number of total patients worldwide, it will continue to increase month-after-month. We don't see cannibalization between injections to the oral because they are targeting 2 different type of patients today. So this is our internal estimation.

From a supply chain point of view, what do we do? Because this is another important target. If you look at the number of line that the pharmaceutical industry is installing for syringes, for cartridges, and the number of lines for assembly technology for autoinjectors, both into the originator, into the biosimilar, and to the CMO is still high. There is a big program of massive investment for injection in the next year to come on a worldwide basis.

Matt Larew:

Okay. Thank you. On non-GLP biologics, sort of backing into maybe that being up mid-teens, does that sound right? And then you reference in the deck the large global pipeline, I think 60% of the 9,000 molecules. So what's your expectation for non-GLP biologics going forward? And then I think that's generally speaking all high-value demand, I guess, if you could confirm that as well.

Franco Stevanato:

Sure. Usually, this non-GLP, these biologic products are a very rich programs that are maybe not in big size. It's difficult that they go in the range of hundreds of millions, on the range of tens of million. They are looking because of the specificity of this large molecule, they're looking for particular drugs, particular primary packaging with particular coating. For example, we are engaged with our Alba syringe because they have a special plasma coating. We are engaged with particular baked-on silicone syringes, with particular Nexa syringes, also different formats. We see more and more moving up to 3 ml also to 5 ml today. That's something that is a little bit new on the market. Usually, the auto-injector pen used to stop at 3 ml. Overall, we see several hundred of programs spread through many customers means the Top 25 big customer, and some hundreds of biosimilar that are extremely active to build capacity in this way.

So what we are doing in Stevanato Group? We are building a supply chain through our Engineering division with particular lines dedicated to be able to be fast and flexible to serve these customers. We want to keep Piombino Dese,, Latina, in particular, United States, to be able to serve this wide range of product that are moving from syringes to cartridges ready-to-fill. Through our device colleagues, we are ready with our auto-injector, particular, also with our pen-Alina. Or in a selective way, when we already serve the syringes or the cartridges, we act like CMO. So I want to reiterate, our real strategy in Stevanato is really to say when there is an injection, self-administration, we want to be always or the #1 or the #2 for this new product.

Matt Larew:

Okay. Thanks and just one follow-up. You referenced the contract manufacturing opportunities, and maybe that will be ramping end of this year into next year. How do you expect the economics of that business to look for you know, relative to the BDS business and your Engineering segment?

Marco Dal Lago:

So, we are not classifying the CMO as high-value product. Nevertheless, we see the specific projects in a high range of non-high value solutions. And as mentioned many times, we are taking here a selective approach with customers, leveraging this particular case, the integration between syringes, auto-injector, and all the capabilities we have to work with very important customers. So we are pushing this strategy, taking a selective approach, especially where we can leverage integration.

Matt Larew:	Thank you.

Operator:	Last question is from Curtis Moiles, BNP Paribas Exane.

Curtis Moiles:

Great. Thank you for taking my questions. I think you've already given a lot of color here. But on the high-value solutions guidance for 47% to 48% of revenue, I just wanted to clarify. Are you thinking that'll be primarily driven by GLP1s or maybe can you separate the contribution from syringes versus kind of vials and cartridges?

Marco Dal Lago:

It's a level of detail we don't provide. What I can tell you is that we are increasing our high-value solution next year, double-digit. Low teens if we consider constant currency rate. So we are growing above GLP1 and other biologics next year.

Curtis Moiles:

Thank you. And then also just I think earlier in the call you mentioned that you could consider some additional actions around pivoting away from the non-HVS categories. Can you maybe give a little color about what you're thinking about there?

Lisa Miles:	I'm sorry, Curtis. We missed a portion of your question as you were dropping out. Can you please repeat?

Curtis Moiles:

Sorry about that. Yes, of course. I think in the beginning of the call you mentioned that you could consider actions around pivoting away from non-high-value solutions categories in the future. I was just wondering if you can comment on what you're thinking about there?

Lisa Miles:	Yes. Thank you for clarifying that.

Franco Stevanato:

Yes. Today, the focus in Stevanato Group is also the investment or the attention of all our colleagues is on building capacity to become the partner of this biologic market for high-value products. And this is the reason why, for example, if you had to select, we are going maybe to the deprioritize [ph] the ampoules, for example, this is an historical product is good to produce in certain region of the market, but in particular in United States, the goal is to focus to become the #1, #2 in the new products. For example…another example, in Germany, we have built this new big clean room in order to host the production for our pen. Originally, in this clean room, we used to produce standard in-vitro diagnostic for customers. We have decided to use this space…important space, this know how, to start to ramp up in the next year's Alina. This is the type of de-prioritization that we are looking in the next years. Focus on biologics, on high value products, and when there is no strategic customer behind or strategic market, we try really to do some de-prioritization.

Curtis Moiles:	Got it. Thank you.

Operator:	Miss Miles.. Gentlemen, there are no more questions registered at this time.

Lisa Miles:	Thank you, everyone. That concludes today's call, and we'll be seeing you shortly. Have a good day.